UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sandridge Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
80007P307
(CUSIP Number)
April 17, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 80007P307

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Mount Kellett Capital Management LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power:	22,224,807*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	22,224,807*
	(8) Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,224,807*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11)	Percent of Class Represented by Amount in Row (9): 4.5%*

(12)	Type of Reporting Person (See Instructions): IA

*As of November 13, 2012 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold 22,224,807 shares of common stock, par value $0.001 per share (the “Common Shares”), of Sandridge Energy, Inc., a Delaware corporation (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the quarterly period ending September 30, 2012, filed on Form 10-Q with the U.S. Securities and Exchange Commission, as of November 5, 2012, there were 490,475,672 Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 4.5% of the Common Shares issued and outstanding as of the Filing Date.

On April 17, 2012, the Company issued 73,961,554 Common Shares in connection with an acquisition, and this issuance of Common Shares resulted in the Reporting Person’s beneficial ownership of the Company’s Common Shares to no longer exceed five percent of the Company’s issued and outstanding Common Shares.

Item 1(a). Name Of Issuer: Sandridge Energy, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices: 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102
Item 2(a). Name of Person Filing: Mount Kellett Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence: 623 Fifth Avenue, 18th Floor, New York, New York 10022
Item 2(c). Citizenship: Delaware
Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e). CUSIP No.: 80007P307

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a: Not applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned (as of November 13, 2012):	22,224,807*

(b)	Percent of Class (as of November 13, 2012):	4.5%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	22,224,807*

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	22,224,807*

(iv)	shared power to dispose or to direct the disposition of:	0

______________________
*As of November 13, 2012 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), hold 22,224,807 shares of common stock, par value $0.001 per share (the “Common Shares”), of Sandridge Energy, Inc., a Delaware corporation (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the quarterly period ending September 30, 2012, filed on Form 10-Q with the U.S. Securities and Exchange Commission, as of November 5, 2012, there were 490,475,672 Common Shares issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to beneficially own 4.5% of the Common Shares issued and outstanding as of the Filing Date.

On April 17, 2012, the Company issued 73,961,554 Common Shares in connection with an acquisition, and this issuance of Common Shares resulted in the Reporting Person’s beneficial ownership of the Company’s Common Shares to no longer exceed five percent of the Company’s issued and outstanding Common Shares.

Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

       Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not Applicable.

Item 8.  Identification and Classification of Members of the Group

       Not Applicable.

Item 9.  Notice of Dissolution of Group

       Not Applicable.

Item 10.  Certification

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2012

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

/s/ Jonathan Fiorello
Name: Jonathan Fiorello
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)